SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 8

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Goodrich Petroleum Corporation

(Name of Subject Company and Filing Person (Issuer)

5.375% Series B Cumulative Convertible Preferred Stock

10.00% Series C Cumulative Preferred Stock

9.75% Series D Cumulative Preferred Stock

and

10.00% Series E Cumulative Convertible Preferred Stock

(Title of Class of Securities)

382410 603

382410 702

382410 884

382410 850

(CUSIP Number of Class of Securities)

Michael J. Killelea

Senior Vice President, General Counsel and

Corporate Secretary

801 Louisiana Street, Suite 700

Houston, Texas 77002

(713) 780-9494

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Stephen M. Gill

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$4,953,065	$499

*	Estimated solely for the purpose of calculating the registration fee. The transaction valuation upon which the filing fee was based was calculated as follows: the sum of (i) the product of $0.48, the average of the high and low price of the Company’s 5.375% Series B Cumulative Convertible Preferred Stock, par value $1.00 per share (the “Series B Preferred Stock”), as listed on the OTC Market on January 25, 2016, and 1,483,441, the total amount of issued and outstanding shares of the Series B Preferred Stock, (ii) the product of $0.64, the average of the high and low price of the Company’s 10.00% Series C Cumulative Preferred Stock, par value $1.00 per share (the “Series C Preferred Stock”), as listed on the OTC Market on January 25, 2016, and 3,060,412, the total amount of issued and outstanding depositary shares of Series C Preferred Stock, (iii) the product of $0.63, the average of the high and low price of the Company’s 9.75% Series D Cumulative Preferred Stock, par value $1.00 per share (the “Series D Preferred Stock”), as listed on the OTC Market on January 25, 2016, and 3,621,070, the total amount of issued and outstanding depositary shares of Series D Preferred Stock and (iv) $1,075, one-third of the book value of the Company’s 10.00% Series E Cumulative Convertible Preferred Stock, par value $1.00 per share, because the Company has a capital deficit. The registration fee was paid on January 26, 2016 in connection with the filing by the Company of the original Schedule TO-I.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$499	Filing Party:	Goodrich Petroleum Corporation
Form or Registration No.:	Schedule TO-I	Date Filed:	January 26, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 8 amends and supplements the Tender Offer Statement on Schedule TO-I (as amended and restated, the “Schedule TO-I”) originally filed with the United States Securities and Exchange Commission on January 26, 2016 by Goodrich Petroleum Corporation (the “Company”), in connection with its offers to exchange (the “Exchange Offers”), on the terms and subject to the conditions set forth in the Offer to Exchange, dated January 26, 2016, as amended and restated on February 5, 2016 (as it may be further supplemented and amended from time to time, the “Offer to Exchange”), as supplemented by the First Supplement to Amended and Restated Offer to Exchange, dated February 25, 2016 (the “First Supplement”), the Second Supplement to Amended and Restated Offer to Exchange, dated March 3, 2016 (the “Second Supplement”), the Third Supplement to Amended and Restated Offer to Exchange, dated March 17, 2016 (the “Third Supplement”), and the Fourth Supplement to Amended and Restated Offer to Exchange, dated April 1, 2016 (the “Fourth Amendment”), a copy of which is filed herewith as Exhibit (a)(1)(xi), and the related Fifth Amended and Restated Letter of Transmittal (as it may be further supplemented and amended from time to time, the “Letter of Transmittal” and, together with the Offer to Exchange, the First Supplement, the Second Supplement, the Third Supplement and the Fourth Supplement, the “Offering Documents”), a copy of which is filed herewith as Exhibit (a)(1)(xii), any and all of the shares of the Company’s 5.375% Series B Cumulative Convertible Preferred Stock, any and all of the depositary shares representing the Company’s 10.00% Series C Cumulative Preferred Stock, any and all of the depositary shares representing the Company’s 9.75% Series D Cumulative Preferred Stock and any and all of the depositary shares representing the Company’s 10.00% Series E Cumulative Convertible Preferred Stock, in each case outstanding as of December 31, 2015, for newly issued shares of the Company’s common stock, par value $0.20 per share.

This Amendment No. 8 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein and to amend and supplement the terms of the Exchange Offers by extending the expiration date of the Exchange Offers to 5:00 p.m., New York City time, on April 8, 2016, unless otherwise withdrawn or terminated. Except as specifically provided herein, the information contained in the Offering Documents remains unchanged by this Amendment No. 8. You should read this Amendment No. 8 together with the Offering Documents.

This Amendment No. 8 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

Item 5(e) of the Schedule TO is hereby amended and supplemented by adding the following language:

“On March 28, 2016, the “Company and its subsidiary (together with the Company, the “Debtors”) entered into an agreement (the “Restructuring Support Agreement”) with certain holders (the “Consenting Noteholders”) of the Company’s Second Lien Notes.

The Restructuring Support Agreement sets forth, subject to certain conditions, the commitment to and obligations of, on the one hand, the Debtors, and on the other hand, the Consenting Noteholders, in connection with a restructuring of the Second Lien Notes, the Company’s 3.25% Convertible Senior Notes due 2026, 5.00% Convertible Senior Notes due 2029, 5.00% Convertible Senior Notes due 2032, 5.00% Convertible Exchange Senior Notes due 2032, 8.875% Senior Notes due 2019, the Existing Preferred Stock and the Company’s common stock, par value $0.20 per share (the “Restructuring Transaction”) pursuant to a Joint Prepackaged Plan of Reorganization (the “Plan”) to be filed under Chapter 11 (“Chapter 11”) of the United States Bankruptcy Code. The Plan will be based on the restructuring term sheet attached to and incorporated by reference in the Restructuring Support Agreement (the “Term Sheet”). The parties have agreed to use reasonable best efforts to proceed with further actions under Chapter 11 no later than April 15, 2016.

Pursuant to the terms of the Restructuring Support Agreement, the Consenting Noteholders agreed, among other things, and subject to certain conditions: (a) to vote substantially all notes beneficially owned by such Consenting Noteholders in favor of the Plan; (b) to not withdraw or revoke such votes; (c) following the commencement of the Chapter 11 case, to not (1) object, on any grounds, to confirmation of the Plan, except to the extent that the terms of such Plan are inconsistent with the terms contained in the Term Sheet, or (2) directly or indirectly seek, solicit, support, or encourage (x) any objection to the Plan or (y) any other plan of reorganization or liquidation with respect to the Company; (d) subject to appropriate confidentiality measures or agreements, to cooperate to the extent reasonable and practicable with the Company’s efforts to obtain required regulatory approvals of the Plan; and (e) to not take any other action, including, without limitation, initiating any legal proceeding, that is inconsistent with, or that would materially delay consummation of, the transactions embodied in the Plan.

The Company has agreed, among other things, and subject to certain conditions: (a) to commence a Chapter 11 case on or before April 15, 2016; (b) to not file any motion, pleading or other document with the Bankruptcy Court that, in whole or in part, is inconsistent in any material respect with the Restructuring Support Agreement or the Plan; (c) to not incur or suffer to exist any material indebtedness, except indebtedness existing and outstanding immediately prior to the date of the Restructuring Support Agreement, trade payables, and liabilities arising and incurred in the ordinary course of business; and (d) to use its commercially reasonable best efforts to obtain prompt confirmation of the Plan by order of the Bankruptcy Court and, following such confirmation, promptly consummate the transactions embodied in the Plan, in each case within the timeframes specified in the Restructuring Support Agreement and to do all things reasonably necessary and appropriate in furtherance of the transactions embodied in the Plan.

The Term Sheet contemplates that the Debtors will reorganize as a going concern and continue their day-to-day operations substantially as currently conducted. Specifically, the material terms of the Plan are expected to effect, among other things, subject to certain conditions and as more particularly set forth in the Term Sheet, upon the effective date of the Plan, a substantial reduction in the Debtors’ funded debt obligations (including $175 million of face amount of the Second Lien Notes). Certain principal terms of the Term Sheet are outlined below.

•	Each holder of an allowed priority claim (other than a priority tax claim or administrative claim) shall receive either: (a) cash equal to the full allowed amount of its claim or (b) such other treatment as may otherwise be agreed to by such holder, the Debtors, and the Consenting Noteholders;

•	Each holder of a secured claim (other than a priority tax claim, senior credit facility claim, or Second Lien Notes claim) shall receive, at the Debtors’ election and with the consent of the Consenting Noteholders, either: (a) cash equal to the full allowed amount of its claim, (b) reinstatement of such holder’s claim, (c) the return or abandonment of the collateral securing such claim to such holder, or (d) such other treatment as may otherwise be agreed to by such holder, the Debtors, and the Consenting Noteholders; and

•	Holders of the Second Lien Notes shall receive their pro rata share of 100% of the new membership interests in the reorganized Company (the “New Equity Interests”), subject to dilution from shares issued in connection with a proposed long-term management incentive plan for the reorganized Company, which shall initially provide for grants of New Equity Interests in an aggregate amount equal to 9% of the total New Equity Interests.

The Restructuring Support Agreement may be terminated upon the occurrence of certain events, including the failure to meet specified milestones related to filing, confirmation and consummation of the Plan, among other requirements, and in the event of certain breaches by the parties under the Restructuring Support Agreement. There can be no assurance that a Restructuring Transaction will be consummated.”

Item 6.	Purposes of the Transaction and Plans or Proposals.

Item 6(c)(3) of the Schedule TO is hereby amended and supplemented by adding the following language:

“The information set forth in Item 5(e) related to the Plan is incorporated herein by reference.”

Item 12.	Exhibits.

Exhibit	Description

(a)(1)(i)*	Offer to Exchange, dated January 26, 2016.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)**	Amended and Restated Offer to Exchange, dated February 5, 2016.

(a)(1)(iv)**	Form of Amended and Restated Letter of Transmittal.

(a)(1)(v)****	First Supplement to Amended and Restated Offer to Exchange, dated February 25, 2016.

Exhibit	Description

(a)(1)(vi)****	Form of Second Amended and Restated Letter of Letter of Transmittal.

(a)(1)(vii)†	Second Supplement to Amended and Restated Offer to Exchange, dated March 3, 2016.

(a)(1)(viii)†	Form of Third Amended and Restated Letter of Transmittal.

(a)(1)(ix)†††	Third Supplement to Amended and Restated Offer to Exchange, dated March 17, 2016.

(a)(1)(x)†††	Form of Fourth Amended and Restated Letter of Transmittal.

(a)(1)(xi)#	Fourth Supplement to Amended and Restated Offer to Exchange, dated April 1, 2016.

(a)(1)(xii)#	Form of Fifth Amended and Restated Letter of Transmittal.

(a)(2)(i)	Press Release, dated January 26, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on January 26, 2016).

(a)(2)(ii)	Press Release, dated February 5, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on February 5, 2016).

(a)(2)(iii)	Press Release, dated February 25, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on February 25, 2016).

(a)(2)(iv)***	Script of Conference Call Regarding Offer to Exchange.

(a)(2)(v)	Press Release, dated March 2, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on March 3, 2016).

(a)(2)(vi)	Press Release, dated March 8, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on March 8, 2016).

(a)(2)(vii)††	Script of Conference Call Regarding Offer to Exchange.

(a)(2)(viii)	Press Release, dated March 16, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on March 17, 2016).

(a)(2)(ix)	Press Release, dated March 31, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on April 1, 2016).

(b)	Not applicable.

(d)(i)	Registration Rights Agreement, dated March 12, 2015, by and among Goodrich Petroleum Corporation, Goodrich Petroleum Company, L.L.C. and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (Incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K (File No. 001-12719) filed on March 18, 2015).

(d)(ii)	Warrant Registration Rights Agreement, dated March 12, 2015, by and among Goodrich Petroleum Corporation and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (Incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K (File No. 001-12719) filed on March 18, 2015).

(d)(iii)	Restructuring Support Agreement and term sheet, dated March 28, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on April 1, 2016).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO-I on January 26, 2016.
**	Previously filed with the Schedule TO-I/A on February 5, 2016.
***	Previously filed with the Schedule TO-I/A on February 16, 2016.
****	Previously filed with the Schedule TO-I/A on February 25, 2016.
†	Previously filed with the Schedule TO-I/A on March 3, 2016.
††	Previously filed with the Schedule TO-I/A on March 9, 2016.
†††	Previously filed with the Schedule TO-I/A on March 17, 2016.
#	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2016

GOODRICH PETROLEUM CORPORATION

By:	/s/ Michael J. Killelea
Name:	Michael J. Killelea
Title:	Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)*	Offer to Exchange, dated January 26, 2016.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)**	Amended and Restated Offer to Exchange, dated February 5, 2016.

(a)(1)(iv)**	Form of Amended and Restated Letter of Transmittal.

(a)(1)(v)****	First Supplement to Amended and Restated Offer to Exchange, dated February 25, 2016.

(a)(1)(vi)****	Form of Second Amended and Restated Letter of Letter of Transmittal.

(a)(1)(vii)†	Second Supplement to Amended and Restated Offer to Exchange, dated March 3, 2016.

(a)(1)(viii)†	Form of Third Amended and Restated Letter of Transmittal.

(a)(1)(ix)†††	Third Supplement to Amended and Restated Offer to Exchange, dated March 17, 2016.

(a)(1)(x)†††	Form of Fourth Amended and Restated Letter of Transmittal.

(a)(1)(xi)#	Fourth Supplement to Amended and Restated Offer to Exchange, dated April 1, 2016.

(a)(1)(xii)#	Form of Fifth Amended and Restated Letter of Transmittal.

(a)(2)(i)	Press Release, dated January 26, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on January 26, 2016).

(a)(2)(ii)	Press Release, dated February 5, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on February 5, 2016).

(a)(2)(iii)	Press Release, dated February 25, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on February 25, 2016).

(a)(2)(iv)***	Script of Conference Call Regarding Offer to Exchange.

(a)(2)(v)	Press Release, dated March 2, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on March 3, 2016).

(a)(2)(vi)	Press Release, dated March 8, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on March 8, 2016).

(a)(2)(vii)††	Script of Conference Call Regarding Offer to Exchange.

(a)(2)(viii)	Press Release, dated March 16, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on March 17, 2016).

(a)(2)(ix)	Press Release, dated March 31, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on April 1, 2016).

(b)	Not applicable.

(d)(i)	Registration Rights Agreement, dated March 12, 2015, by and among Goodrich Petroleum Corporation, Goodrich Petroleum Company, L.L.C. and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (Incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K (File No. 001-12719) filed on March 18, 2015).

(d)(ii)	Warrant Registration Rights Agreement, dated March 12, 2015, by and among Goodrich Petroleum Corporation and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (Incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K (File No. 001-12719) filed on March 18, 2015).

(d)(iii)	Restructuring Support Agreement and term sheet, dated March 28, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on April 1, 2016).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO-I on January 26, 2016.
**	Previously filed with the Schedule TO-I/A on February 5, 2016.
***	Previously filed with the Schedule TO-I/A on February 16, 2016.
****	Previously filed with the Schedule TO-I/A on February 25, 2016.
†	Previously filed with the Schedule TO-I/A on March 3, 2016.
††	Previously filed with the Schedule TO-I/A on March 9, 2016.
†††	Previously filed with the Schedule TO-I/A on March 17, 2016.
#	Filed herewith.